Exhibit 99.6

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP ANNOUNCES DIVIDEND OF CAD$0.025

VANCOUVER, British Columbia – November 13, 2012 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) today announced that its Board of Directors has declared a quarterly dividend of CAD$0.025 per share to be paid on or before January 21, 2013 to shareholders of record at the close of business on December 31, 2012. The dividends are considered eligible dividends for Canadian tax purposes.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in early 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of small-scale projects with resource potential and self-fund the growth of those assets. For more information, please visit our website at www.silvercorp.ca.

Investor contact

Jonathan Hackshaw
Director, Investor Relations

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca